# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TERAWULF INC., CIK 0001083301
CUSIP: 88080T104
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 9 Federal Street, Easton, Maryland (MD), 21601
Date of event which requires filing of this statement: 08/12/2025
Amends the filing with accession number 0000950142-24-003049
Filed by CIK 0001877255
Persons authorized to receive notices and communications: c/o Stammtisch Investments LLC, 9 Federal Street, Easton, Maryland (MD), 21601, 410-770-9500

## Reporting persons
- Stammtisch Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul B. Prager (CIK 0001877255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 43,364,058; shared voting power 0; sole dispositive power 43,364,058; shared dispositive power 0; aggregate amount beneficially owned 43,364,058 (10.7% of the class)
- Lucky Liefern LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Heorot Power Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,000; shared voting power 0; sole dispositive power 5,000; shared dispositive power 0; aggregate amount beneficially owned 5,000 (0% of the class)
- Allin WULF LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,971,778; shared voting power 0; sole dispositive power 1,971,778; shared dispositive power 0; aggregate amount beneficially owned 1,971,778 (0.5% of the class)
- Beowulf Electricity & Data Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Riesling Power LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 36,100,000; shared voting power 0; sole dispositive power 36,100,000; shared dispositive power 0; aggregate amount beneficially owned 36,100,000 (9.2% of the class)
- Paul B. Prager 2020 Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 40,895,580; shared voting power 0; sole dispositive power 40,895,580; shared dispositive power 0; aggregate amount beneficially owned 40,895,580 (10.4% of the class)
- Beowulf E&D Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,795,580; shared voting power 0; sole dispositive power 4,795,580; shared dispositive power 0; aggregate amount beneficially owned 4,795,580 (1.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: TERAWULF INC.
Address of issuer's principal executive offices: 9 Federal Street, Easton, Maryland (MD), 21601
Comment: This Amendment No. 15 ("Amendment No. 15") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 23, 2021, as amended by Amendment No. 1 thereto, filed with the Commission on March 15, 2022, Amendment No. 2 thereto, filed with the Commission on September 2, 2022, Amendment No. 3 thereto, filed with the Commission on October 4, 2022, Amendment No. 4 thereto, filed with the Commission on October 14, 2022, Amendment No. 5 thereto, filed with the Commission on December 16, 2022, Amendment No. 6 thereto, filed with the Commission on February 3, 2023, Amendment No. 7 thereto, filed with the Commission on March 10, 2023, Amendment No. 8 thereto, filed with the Commission on June 28, 2023, Amendment No. 9 thereto, filed with the Commission on August 1, 2023 Amendment No. 10 thereto, filed with the Commission on August 30, 2023, Amendment No. 11 thereto, filed with the Commission on September 22, 2023, Amendment No. 12 thereto filed with the Commission on October 24, 2023, Amendment No. 13 thereto filed with the Commission on October 10, 2024 and Amendment No. 14 thereto filed with the Commission on December 31, 2024 (the "Schedule 13D") and is filed by (i) Stammtisch Investments LLC, a Delaware limited liability company ("Stammtisch"), (ii) Mr. Paul B. Prager, (iii) Lucky Liefern LLC ("Lucky Liefern"), (iv) Heorot Power Holdings LLC ("Heorot"), (v) Allin WULF LLC ("Allin WULF"), (vi) Beowulf Electricity & Data Inc. ("Beowulf E&D"), (vii) Riesling Power LLC ("Riesling"), (viii) the Paul B. Prager 2020 Revocable Trust (the "Prager Revocable Trust") and (ix) Beowulf E&D Holdings Inc. ("Beowulf E&D Holdings") (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 15 is to remove Stammtisch, Lucky Liefern and Beowulf E&D, as Reporting Persons as they no longer beneficially own any shares of the Issuer's Common Stock, to add Beowulf E&D Holdings as a Reporting Person and to disclose recent transactions identified in Item 3 and Item 6.

## Item 2. Identity and Background
Name of person filing:
Item 2 is amended to add Beowulf E&D Holdings Inc. as a Reporting Person.

Item 2(a) is amended to include the following: Beowulf E&D Holdings Inc.
Residence or business address:
Item 2(b) is amended to include the following:

The address of Beowulf E&D Holdings Inc. is 5 Federal Street, Easton, Maryland 21601.
Present principal occupation or employment:
Item 2(c) is amended to include the following: Beowulf E&D Holdings was formed in order to acquire, hold and dispose of investments in the power and energy infrastructure industry. Mr. Paul B. Prager is the President of Beowulf E&D Holdings and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by Beowulf E&D Holdings. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of Beowulf E&D Holdings. The Prager Revocable Trust is the sole stockholder of Beowulf E&D Holdings.

The following paragraph is hereby amended and restated:

The Prager Revocable Trust was formed for estate planning purposes. The Prager Revocable Trust is the sole member of Riesling and the sole stockholder of Beowulf E&D Holdings. Mr. Paul B. Prager is the sole trustee of the Prager Revocable Trust and may be deemed to have the power to direct the voting and disposition of the Common Stock beneficially owned by the Prager Revocable Trust. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Paul B. Prager may be deemed to be a beneficial owner of the Common Stock held for the account of the Prager Revocable Trust.
Criminal convictions in the last five years:
Item 2(d) is amended to include the following:

Beowulf E&D Holdings has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is amended to include the following:

Beowulf E&D Holdings has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is amended to include the following:

Beowulf E&D Holdings is organized under the laws of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 12, 2025, 15,000,000 shares of Common Stock were issued to Riesling as prepaid rent pursuant to a lease agreement, dated as of August 12, 2025, among Lake Hawkeye LLC, a wholly owned subsidiary of TeraWulf Inc., Cayuga Operating Company LLC ("Cayuga Landlord") and Riesling for a portion of Cayuga Landlord's real property located in the Town of Lansing, New York, consisting of approximately 183 acres, including all structures, equipment, facilities and fixtures located thereon (the "Premises"). It is expected that the Premises will be used by Lake Hawkeye LLC and its subsidiaries primarily for hosting high-performance computing data center operations.

The remaining 3,554,688 shares of Common Stock due as prepaid rent pursuant to the lease agreement will be issued to Riesling once the Issuer receives stockholder approval to amend its certificate of incorporation to increase the number of its authorized shares of Common Stock.

In connection with the Issuer's payment of Common Stock and cash described above, the Issuer and Riesling also entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which TeraWulf agreed to file a resale shelf registration statement on Form S-3 as soon as is reasonably practicable after the date of the Registration Rights Agreement, but in any event no later than 60 days following such date, to cover the sale or distribution from time to time of the Shares by the Holder (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides for certain piggyback registration rights in the event TeraWulf files a registration statement under the Securities Act of 1933, as amended, with respect to an offering of Common Stock.

On April 15, 2025, 798,319 shares of Common Stock were issued to Beowulf E&D Holdings as incentive equity compensation pursuant to that certain Administrative and Infrastructure Services Agreement, dated as of April 27, 2021 and as amended on March 29, 2023, between Beowulf E&D Holdings' wholly owned subsidiary, Beowulf Electricity & Data LLC, and the Issuer.

On May 21, 2025, 5,000,000 shares of Common Stock were issued to Beowulf E&D Holdings as closing consideration pursuant to that certain Membership Interest Purchase Agreement, dated as of May 21, 2025, among E&D Holdings, TeraCub Inc. and the issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: No material change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended as follows:

Reference to percentage ownerships of Common Stock in this Schedule 13D are based on 391,926,373 shares of Common Stock of the Issuer, issued and outstanding as of August 6, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2025. (a) and (b) (i) As of the date of this Schedule 13D, Stammtisch no longer beneficially owns any shares of Common Stock. (ii) As of the date of this Schedule 13D, Mr. Paul B. Prager may be deemed to be the beneficial owner of 43,364,058 shares of Common Stock (approximately 10.7% of Common Stock). Of such 43,364,058 shares of Common Stock, Mr. Paul B. Prager has a beneficial ownership interest with respect to 491,700 shares he owns directly, 5,000 shares of Common Stock by virtue of his position as the sole managing member of Heorot, 1,971,778 shares underlying warrants held by Allin Wulf, 40,895,580 shares of Common Stock by virtue of his position as the sole trustee of the Prager Revocable Trust, which is the sole member of Riesling (which holds 36,000,000 shares of Common Stock) and the sole stockholder of Beowulf E&D Holdings (which holds 4,795,580 shares of Common Stock). Mr. Paul B. Prager may be deemed to have sole voting power and sole dispositive power with respect to all such 43,354,059 shares of Common. Mr. Paul B. Prager disclaims beneficial ownership of all such shares of Common Stock. (iii) As of the date of this Schedule 13D, Lucky Liefern no longer beneficially owns any shares of Common Stock (. (iv) As of the date of this Schedule 13D, Heorot may be deemed the beneficial owner of 5,000 shares of Common Stock (approximately 0.0% of Common Stock), which it holds directly. Heorot may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock. (v) As of the date of this Schedule 13D, Allin WULF may be deemed the beneficial owner of 1,971,778 shares of Common Stock (approximately 0.5% of Common Stock) underlying warrants it holds directly. Allin Wulf may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock. (vi) As of the date of this Schedule 13D, Beowulf E&D no longer beneficially owns any shares of Common Stock. (vii) As of the date of this Schedule 13D, Riesling may be deemed the beneficial owner of 36,100,000 shares of Common Stock (approximately 9.2% of Common Stock), which it holds directly. Riesling may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock. (viii) As of the date of this Schedule 13D, Beowulf E&D Holdings amy be deemed the beneficial owner of 4,795,580 shares of Common Stock (approximately 1.2% of Common Stock), which it holds directly. Beowulf E&D Holdings may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock. (ix) As of the date of this Schedule 13D, the Prager Revocable Trust may be deemed the beneficial owner of 40,895,580 shares of Common Stock (approximately 10.4% of Common Stock), by virtue of its position as the sole managing member of Riesling and the sole stockholder of Beowulf E&D Holdings. The Prager Revocable Trust may be deemed to have sole voting and dispositive power with respect to such shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is hereby incorporated into this Item 5(c) by reference, as applicable. See also Schedule 5(c).
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth under Item 3 above is incorporated herein by reference.

As of the date of this Amendment No. 15, a total of 2,064,518 shares of Common Stock are held in one or more brokerage accounts subject to customary collateral arrangements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement among the Reporting Persons.
Exhibit 2: Lease Agreement, dated August 12, 2025, by and between Cayuga Operating Company LLC and Lake Hawkeye LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2025).
Exhibit 3: Registration Rights Agreement, dated August 12, 2025, by and among TeraWulf Inc. and Riesling Power LLC. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 14, 2025).
Exhibit 4: Membership Interest Purchase Agreement, by and between Beowulf E&D Holdings Inc., TeraCub Inc., and TeraWulf Inc., dated as of May 21, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2025).
Exhibit 5: Administrative and Infrastructure Services Agreement, dated as of April 27, 2021, by and between TeraWulf Inc. and Beowulf Electricity & Data Inc. (incorporated by reference to Exhibit 10.4 of TeraWulf Inc.'s Amendment No. 6 to the Registration Statement on Form S-4 (file no. 333-258335) filed with the SEC on November 10, 2021).

## Signatures
- Stammtisch Investments LLC: /s/ Paul B. Prager, President and Manager (08/18/2025)
- Paul B. Prager: /s/ Paul B. Prager, Paul B. Prager (08/18/2025)
- Lucky Liefern LLC: /s/ Paul B. Prager, Managing Member (08/18/2025)
- Heorot Power Holdings LLC: /s/ Paul B. Prager, Managing Member (08/18/2025)
- Allin WULF LLC: /s/ Paul B. Prager, President (08/18/2025)
- Beowulf Electricity & Data Inc.: /s/ Paul B. Prager, President (08/18/2025)
- Riesling Power LLC: /s/ Paul B. Prager, President (08/18/2025)
- Paul B. Prager 2020 Revocable Trust: /s/ Paul B. Prager, Trustee (08/18/2025)
- Beowulf E&D Holdings Inc.: /s/ Paul B. Prager, President (08/18/2025)